HEC HOLDINGS, INC. 200 North Sepulveda Boulevard El Segundo, California 90245	GENERAL MOTORS CORPORATION 300 Renaissance Center Detroit, Michigan 48265-3000

December 11, 2002

Via Facsimile and Edgar Submission

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention: Barry N. Summer

Re:	HEC Holdings, Inc. (Registration Statement on Form S-4 (File No. 333-84472)) Form RW — Application for Withdrawal General Motors Corporation (Preliminary Proxy Statement)

Dear Mr. Summer:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), HEC Holdings, Inc. (“HEC Holdings”) hereby requests withdrawal of its Registration Statement on Form S-4 (File No. 333-84472), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), that was originally filed with the Securities and Exchange Commission (the “Commission”) on March 18, 2002, and amended on each of May 29, 2002, July 11, 2002, August 12, 2002 and September 30, 2002, relating to the proposed separation of Hughes Electronics Corporation (“Hughes”) from General Motors Corporation (“General Motors” or “GM”) and the merger of the businesses of Hughes and EchoStar Communications Corporation (“EchoStar”) (collectively, the “Transactions”).

     In addition, as discussed with you previously, General Motors hereby requests withdrawal of its Preliminary Proxy Statement on Schedule 14A, together with all exhibits and amendments thereto (collectively, the “Proxy Statement”), that was originally filed with the Commission on March 18, 2002, and amended on each of May 29, 2002, July 11, 2002, August 12, 2002 and September 30, 2002, relating to the proposed solicitation of written consents of General Motors common stockholders to the Transactions.

     HEC Holdings and General Motors request these withdrawals because General Motors, Hughes and EchoStar have reached a settlement to terminate the proposed Transactions (which settlement became effective as of December 10, 2002) and, accordingly, General Motors will not proceed with the proposed GM stockholder consent solicitation relating to the proposed Transactions.

     We note that the Commission did not declare the Registration Statement effective and no securities were sold pursuant to the Registration Statement. HEC Holdings requests in accordance with Securities Act Rule 457(p) that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use (including by certain affiliates of HEC Holdings in accordance with the Rule).

     If you have any questions or require additional information with respect to this request for withdrawal, please do not hesitate to call Joseph P. Gromacki of the law firm of Kirkland & Ellis at (312) 861-2424.

*     *     *      *     *

Sincerely, HEC HOLDINGS, INC. * Jack A. Shaw Chief Executive Officer and President GENERAL MOTORS CORPORATION /s/ Warren G. Andersen Warren G. Andersen Assistant General Counsel

*     The undersigned, by signing his name hereto, does hereby execute this application for withdrawal on behalf of the officer of the registrant listed above pursuant to the Power of Attorney previously filed with the Commission.

/s/ Warren G. Andersen

Warren G. Andersen,
Attorney in Fact

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